FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record No. 175

Santiago, January 20, 2015

Ger. Gen. No.  05/2015

Ref.:   Significant Event

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N° 1449

Santiago, Chile

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law N°18,045, and as established under General Norm N°. 30 of the Superintendence, duly authorized on behalf of Enersis (the “Company”), I hereby inform you of the following significant event:

Today, Mr. Luigi Ferraris submitted his resignation as Chief Executive Officer via letter to the Chairman of the Board of Directors. This resignation is due to family issues and will be effective starting on January 29, 2015. In the next session, the Board of Directors will appoint his replacement.

Sincerely yours,

Daniel Fernández

Deputy Chief Executive Officer

c.c.       Santiago Stock Exchange

             Electronic Stock Exchange

             Valparaíso Stock Exchange

             Banco Santander Santiago – Bondholders Representative  Risk Classification Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Daniel Fernández
--------------------------------------------------

Title: Deputy Chief Executive Officer

Date: January 20, 2015